[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

February 11, 2007

VIA E-MAIL

Mr. Joseph D. McGrath

Professional Accounting Fellow

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. McGrath:

Here is a presentation prepared in response to the questions and requests that you raised during your telephone conversation of February 8 with officers of Flagstone.  We also are attaching the pages of the current proof of Flagstone’s Form S-1 that have changed since Amend. No. 3, marked to show the changes.

We would like to schedule a call at your earliest convenience to seek to resolve these matters.  In the meantime, do not hesitate to call Bob McTamaney (by telephone at 212-238-8711) or me (at 212-238-8698) with any further questions or requests for information regarding them.  If you wish to contact Flagstone directly regarding these matters, please call Mr. White (at 441-278-4319) or Mr. O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras

AJV:tbm
Attachment

cc:           Flagstone Reinsurance Holdings Limited

Capitalized terms have the meanings given them in the registration statement on Form S-1 of Flagstone Reinsurance Holdings Limited.

Question:

Does the redemption right associated with the preferred shares constitute a put option which should be treated as an embedded derivative and bifurcated from the host instrument for financial reporting purposes under FAS 133?  If so, would the valuation of the resulting derivative be material in relation to the Company’s financial statements?

Facts:

Mont Fort raises capital for each cell by issuing preferred shares linked to that cell and which participate only in the results of that cell.  The holders of preferred shares with respect to a cell of Mont Fort are entitled to receive all dividends issued by that cell, but do not possess voting rights or direct control over that cell’s activities.  The preferred shares do not possess any rights (voting, participation, etc.) in relation to any of the assets or operations of Mont Fort, other than those in the cell.  If Mont Fort were to be subject to bankruptcy or receivership, the preferred shareholders would be unaffected.  If the cell to which the preferred shares pertain were to become insolvent, the preferred shareholders are not entitled to any of the assets of Mont Fort outside of the cell.

The holders of preferred shares do possess an annual right to cause Mont Fort to redeem their preferred shares at their then net asset value, to the extent that the board of directors of Mont Fort has determined that funds are legally available to make redemptions.  Redemption requests must be submitted no later than 75 days prior to an annual redemption date, and Mont Fort will redeem preferred shares only after the cell to which those preferred shares are linked shall have met its obligations to Flagstone under their reinsurance agreement.  The proceeds for redemption of the preferred shares come from the assets of the cell, not the general assets of Mont Fort.  In this way losses from the reinsurance contracts written by a cell are borne by the investors in that cell, and those investors are entitled to the remaining fair value of the cell assets once all liabilities of the cell have been settled.

Analysis:

We do not believe that the redemption rights associated with the preferred shares should be bifurcated as embedded derivatives because we believe the host contract (the preferred share absent the put right) does not represent an ownership interest in Mont Fort, rather it represents an ownership interest in the operations of a cell of Mont Fort.  The redemption right simply allows the holder to redeem its ownership for its fair value.  The redemption right is not indexed to anything other than the host contract.  In addition, it does not provide for net settlement.  However, if one were to conclude that the redemption feature of the preferred shares should be considered an embedded derivative that requires bifurcation, we believe that it would have zero value in all circumstances, and the resulting bifurcation would therefore have no impact on the Company’s financial statements.

The redemption feature entitles preferred shareholders to the net asset value of their shares.  The redemption feature therefore entitles investors to put their shares back to Mont Fort at fair value.  Models such as Black-Scholes which are commonly used to determine the price of options such as a put, compare the strike price of an option with the current market price of the subject security and then consider the likely volatility of the market price compared to the strike price over time.  They use these factors to estimate the probability of the market price exceeding the strike price over the term and thereby calculate an expected value for the option.  In the case of the preferred shares, the “market price” of the shares and the “strike price” are always identical and proportional to the net asset value of the specific cell.  Thus volatility and time factors become irrelevant as both the strike and market price are equal over any period of time and no matter what the change in the underlying value.

The Company therefore believes that the value of the preferred share redemption feature, as a fair value put option, is essentially nil. Accordingly, the putative bifurcation of this feature as an embedded derivative would have no material impact on the Company’s financial statements.